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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                        ARPEGGIO ACQUISITION CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   042689 10 9
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                                 (CUSIP Number)

Eric Rosenfeld               with a copy to:      David Alan Miller, Esq.
10 East 53rd Street                               Graubard Miller
35th Floor                                        405 Lexington Avenue
New York, New York 10022                          New York, New York 10174-1901
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                     December 5, 2005 and December 30, 2005
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
    ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENT VALID OMB
                                 CONTROL NUMBER.

                                                       SCHEDULE 13D

------------------------------------------                                      ----------------------------------------
          CUSIP NO. 042689 10 9                                                            PAGE 2 OF 7 PAGES

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145314.2
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          NAME OF REPORTING PERSON
    1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Eric Rosenfeld                      I.D. No.

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)             (A) [ ]
                                                                                          (B) [ ]

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

------------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                 1,080,000
    BENEFICIALLY
      OWNED BY          ------------------------------------------------------------------------------------------------
        EACH            8     SHARED VOTING POWER
     REPORTING
       PERSON                 -0-
        WITH
                        ------------------------------------------------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              1,080,000
                        ------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,080,000
------------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)[ ]

------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.0%
------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                   -----------------------------
      CUSIP NO. 042689 10 9                            PAGE 3 OF 7 PAGES

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ITEM 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $0.0001 per share (the
"Common Stock"), of Arpeggio Acquisition Corporation, a Delaware corporation
(the "Issuer"). The principal executive office of the Issuer is 10 East 53rd
Street, 35th Floor, New York, New York 10022.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by Eric Rosenfeld ("Rosenfeld").
The business address of Rosenfeld is 10 East 53rd Street, 35th Floor, New York,
New York 10022. Rosenfeld has been the Chairman of the Board, Chief Executive
Officer and President of the Issuer since its inception.

                  During the past five years, Rosenfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the past five years, Rosenfeld has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Rosenfeld is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  This filing relates to transactions contemplated by that
certain Agreement and Plan of Merger, dated December 5, 2005, by and among the
Issuer, Hill International, Inc. ("Hill") and the stockholders of Hill (the
"Merger Agreement") discussed in further detail below in Item 4.

                  In April 2004, in connection with the Issuer's formation,
Rosenfeld purchased 900,000 shares of Common Stock at a purchase price of $0.02 per share. Rosenfeld used his personal funds to purchase such shares at that time. In May 2004, the Issuer's board of directors authorized a 1.2-to-one forward stock split of the Common Stock, effectively lowering the purchase price to $0.016 per share (and increasing the number of shares held by the Rosenfeld to 1,080,000, hereinafter referred to as the "Shares").

                  The Shares do not include (i) 120,000 shares of Common Stock held by the Rosenfeld 1991 Children's Trust, of which Rosenfeld's wife is the sole trustee, and (ii) 750,000 shares of Common Stock that may be issued upon exercise of warrants that are not currently exercisable and will not become exercisable within the next 60 days.

                                  SCHEDULE 13D

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      CUSIP NO. 042689 10 9                            PAGE 4 OF 7 PAGES

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                  ITEM 4.           PURPOSE OF TRANSACTION

                  Rosenfeld acquired the Shares for investment purposes.

                  (a)   Rosenfeld may acquire additional securities from time to
time in the open market or in private transactions. Rosenfeld holds warrants to purchase an aggregate of 750,000 shares of the Issuer's Common Stock. The warrants have an exercise price of $5.00 per share and will become exercisable upon completion by the Issuer of a business combination with a target business.

                  (b)   On December 5, 2005, the Issuer signed the Merger
Agreement. Pursuant to the Merger Agreement, Hill will merge with and into the
Issuer (the "Merger"), with the Issuer surviving the merger. Under the terms of the Merger Agreement, the holders of outstanding Hill securities will receive, in exchange for such securities, an aggregate of 14,500,000 shares of the
Issuer's Common Stock. Twelve percent of the Issuer's Common Stock to be issued to Hill stockholders at the time of the Merger will be placed in escrow to provide the sole remedy for the Issuer's indemnity rights under the Merger
Agreement. The securities holders of Hill at the time of the Merger may receive up to an additional 6,600,000 shares of the Issuer's Common Stock if the merged company achieves certain earnings targets specified in the Merger Agreement for the years 2006 through 2009.

                  Pursuant to Letter Agreement, dated April 14, 2004, between the Issuer, EarlyBirdCapital, Inc. and Rosenfeld, when the Issuer seeks stockholder approval of the transactions contemplated by the Merger Agreement,
Rosenfeld has agreed to vote the Shares on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer's initial public offering. Additionally, in connection with the
Merger Agreement, the stockholders of Hill and certain of the stockholders of the Issuer, including Rosenfeld, have entered into a voting agreement ("Voting
Agreement"). Pursuant to the Voting Agreement, as amended by an amendment to the
Merger Agreement dated December 30, 2005, the Issuer's Board of Directors will be increased to seven members, of whom five will be designees of the Hill stockholders and two will be designees of such stockholders of the Issuer.
Additionally, these stockholders, including Rosenfeld, have agreed to vote in favor of the election or re-election of the designees of the Hill stockholders following the Merger through the election of directors to be held at the
Issuer's annual meeting in 2007.

                  The Merger is expected to be consummated during the first half of 2006, after the required approval by the Issuer's stockholders and the fulfillment of certain other closing conditions.

                  At the date of this Statement, Rosenfeld, except as set forth in this Statement, the Merger Agreement and Voting Agreement discussed in this
Item 4, and consistent with Rosenfeld's position as Chairman of the Board, Chief
Executive Officer and President of the Issuer, has no plans or proposals which would result in:

                                  SCHEDULE 13D

-------------------------------                   -----------------------------
      CUSIP NO. 042689 10 9                            PAGE 5 OF 7 PAGES

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                  (a)   The acquisition by any person of additional securities
     of the Issuer, or the disposition of securities of the Issuer;

                  (b)   An extraordinary corporate transaction, such as a
merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c)   A sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries;

                  (d)   Any change in the present board of directors or
management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

                  (e)   Any material change in the present capitalization or
dividend policy of the Issuer;

                  (f)   Any other material change in the Issuer's business or
corporate structure;

                  (g)   Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

                  (h)   Causing a class of securities of the Issuer to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i)   A class of equity securities of the issuer becoming
eligible for termination of registration pursuant to Section 12(g)(4) of the
Act; or

                  (j)   Any action similar to any of those actions enumerated
above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Rosenfeld beneficially owns 1,080,000 Shares of the Issuer's
Common Stock. The Shares do not include (i) 120,000 shares of Common Stock held by the Rosenfeld 1991 Children's Trust, of which Rosenfeld's wife is the sole trustee, and (ii) 750,000 shares of Common Stock that may be issued upon exercise of warrants that are not currently exercisable and will not become exercisable within the next 60 days. Rosenfeld has sole dispositive power over the Shares. Rosenfeld beneficially owns approximately 13.0% of the Issuer's outstanding shares of Common Stock (based upon 8,300,000 shares of Common Stock outstanding as of November 8, 2005 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005).

                                  SCHEDULE 13D

-------------------------------                   -----------------------------
      CUSIP NO. 042689 10 9                            PAGE 6 OF 7 PAGES

-------------------------------                   -----------------------------

                  No transactions in the Issuer's securities by Rosenfeld have been effected in the past 60 days.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

          1.      Merger Agreement, dated as of December 5, 2005, by and among the Issuer, Hill International, Inc. and the stockholders of
                  Hill International, Inc. (incorporated by reference from
                  Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated
                  December 5, 2005 and filed with the SEC on December 5, 2005).

          2.      Amendment No. 1 to Merger Agreement, dated as of December 30,
                  2005, including revised Form of Voting Agreement, to be
                  entered into among the Issuer, the stockholders of Hill
                  International, Inc. and certain stockholders of the Issuer
                  (incorporated by reference from Exhibit 10.8 of the Issuer's
                  Amendment to Current Report on Form 8-K/A dated December 30,
                  2005 and filed with the SEC on January 4, 2006).

                                  SCHEDULE 13D

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      CUSIP NO. 042689 10 9                            PAGE 7 OF 7 PAGES

-------------------------------                   -----------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2006

                                           s/ Eric Rosenfeld
                                           -----------------
                                           Eric Rosenfeld